

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

July 27, 2017

<u>Via E-mail</u>
Scott E. Lamb
Chief Financial Officer
ICU Medical Inc.
951 Calle Amanecer
San Clemente, California 92673

  Re: ICU Medical Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2016
     Filed March 1, 2017
     Form 10-Q for the Quarterly Period Ended March 31, 2017
     Filed May 12, 2017
     Form 8-K/A filed April 21, 2017
     File No. 001-34634

Dear Mr. Lamb:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

<u>Form 10-Q for the Quarterly Period Ended March 31, 2017</u>

<u>Item 1. Financial Statements</u>

<u>Note 3. Acquisitions and Strategic Transaction Expenses, page 10</u>

1. Your disclosure attributes the significant bargain purchase gain to a potential future restructuring that could not be recorded in accounting for the acquisition. Please clarify for us the factors you considered in concluding that the bargain purchase gain is related to the potential for a future restructuring rather than the low fair value assigned to the contingent consideration. Also, please clarify the meaning of the reference to the "current level of sales demand" in your disclosure and how that matter impacted the fair value of the contingent consideration.

Note 7. Fair Value Measurement, page 13

2.   With respect to the contingent consideration recorded on the acquisition of HIS, in future filings please expand to disclose quantitative information about the significant unobservable inputs underlying the level 3 fair value measurement. Refer to ASC 820-10-50-2bbb.

Form 8-K/A filed April 21, 2017

Exhibit 99.1

3.   Please amend the financial statements to include an audit report that expresses an opinion on all three periods presented. In this regard, we note that the opinion paragraph does not address the year ended December 31, 2014.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Li Xiao at (202) 551-4391 or Gary Todd, Senior Accountant, at (202) 551-3605 with any questions. You may also reach me at (202) 551-3676.

                                        Sincerely,

                                        /s/ Gary Todd for

                                        Brian Cascio
                                        Accounting Branch Chief
                                        Office of Electronics and Machinery